ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2022	Yana D. Guss T +1 617 951 7109 yana.guss@ropesgray.com

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Valerie J. Lithotomos

Re:	Definitive Proxy Statement for MML Series Investment Fund and MML Series Investment Fund II (each a “Fund” together, the “Funds”)

Dear Ms. Lithotomos:

Pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, we are transmitting for filing today via the EDGAR system definitive proxy materials in connection with a meeting of shareholders of the Funds listed above to be held on May 25, 2022. These definitive materials are expected to be mailed to shareholders on or about April 8, 2022.

This letter also responds to your comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on March 17, 2022 regarding the Funds’ preliminary proxy statements filed with the Commission on March 11, 2022. For convenience of reference, I have summarized each of the Commission Staff’s comment before the response by the Funds.

1.	Comment: Please confirm that Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company (together, the “Insurance Companies”) are relying on Northwestern National Life Insurance Company, SEC No-Action Letter (April 27, 1990) in order to reinvest the proceeds following the liquidation of each applicable Fund in Proposal 2 into a money market fund without a fund substitution order.

Response: Confirmed. The Insurance Companies are relying on the Northwestern National Life Insurance Company, SEC No-Action Letter (April 27, 1990) in order to reinvest the proceeds following the liquidation of each applicable Fund into a money market fund without a fund substitution order.

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2.	Comment: Please confirm that the liquidation of each Fund in Proposal 2 is not contingent on the approval by shareholders of the liquidation of the other Funds in Proposal 2.

Response: We confirm that the liquidation of each Fund in Proposal 2 is not contingent on the approval by shareholders of the liquidation of any other Fund. In addition, we direct the Commission Staff’s attention to the language on page 18 of the proxy statement, which states: “Further, the liquidation of each Fund is not contingent on the approval by shareholders of the liquidation of any other Fund.”

3.	Comment: Please confirm that the proposed liquidations in Proposal 2 are tax-free events for variable contract owners and policy holders.

Response: We direct the Commission Staff’s attention to the language on page 17 of the proxy statements which states: “Furthermore, the Insurance Companies have been advised by tax counsel that, if carried out, the proposed liquidations, followed by the transfers of variable contract/policy value to alternative subaccounts/divisions of each separate account, will not create any federal income tax liability for variable contract owners and policy holders.”

4.	Comment: Please comment supplementally on whether the Trustees contemplated a merger of the Funds, instead of liquidating the Funds.

Response: We confirm that the Trustees considered the alternatives to liquidation for each Fund, including possible mergers and reorganizations. Among other things, the Trustees considered that the costs of possible mergers exceeded the benefits of such transactions and that liquidations of the Funds could be implemented more quickly.

5.	Comment: The Commission Staff observed that not all proxy cards contain all proposals. Please confirm that the shareholders to which each proposal applies will receive the relevant proxy card(s).

Response: We confirm that the proxy cards were individualized so that not all proposals appear on each card. We additionally confirm that the shareholders to which each proposal applies will receive the relevant proxy card(s).

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I believe that this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 951-7109.

Very truly yours,

/s/ Yana D. Guss
Yana D. Guss

cc: Andrew Goldberg, MML Investment Advisers, LLC